Phoenix Life Insurance Company

Customer Care Center

P.O. Box 22012

Albany, NY 12201

www.phoenixwm.com

1-800-541-0171

January 7, 2013

Dear Valued Customer:

This notice describes certain events affecting our financial statements. We know it is important for you to understand how these events may affect you. As described in this notice, they are not expected to have any material effect on our ability to perform our obligations to you under your contract or your ability to make ongoing transactions under your contract.

We have determined that our audited financial statements for the years ended December 31, 2011, 2010, and 2009 prepared in accordance with accounting standards generally accepted in the United States, or “GAAP,” (the “Previously Issued Financial Statements”), should be restated to correct certain errors.

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On or about December 4, 2012, management of Phoenix Life Insurance Company (the “Company”) concluded that the Company’s Previously Issued Financial Statements should be restated because of certain errors in the consolidated statements of cash flows. Management has evaluated these errors and determined that they had a material impact on the Previously Issued Financial Statements. Accordingly, the Previously Issued Financial Statements should no longer be relied upon.

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These errors consisted of (i) the incorrect classification of deposits and withdrawals of universal life and variable universal life products issued by the Company that were reported as cash flows used in continuing operations and (ii) the incorrect reporting of certain fees and interest charges as cash flows provided by financing activities. Management does not expect the correction of these errors to have a material impact on the total beginning and ending balances, as well as the total change in cash and cash equivalents reported on the consolidated statement of cash flows previously reported for the periods. The Company will correct these errors in the Restatement. As part of the Restatement, the Company will adjust the financial statements for errors identified and corrected during prior periods, recording the adjustments in the appropriate historical period.

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The restated financial statements and the Company’s audited GAAP financial statements for the fiscal year ended December 31, 2012 are expected to be completed and available on or before April 30, 2013. The Company’s variable life insurance and variable annuity products are no longer offered. This cessation of new sales was instituted prior to and unrelated to the determination to restate the Previously Issued Financial Statements.

Insurance and annuities issued by Phoenix Life Insurance Company, East Greenbush, NY, PHL Variable Insurance Company (PHLVIC), Hartford, CT and Phoenix Life and Annuity Company (PLAC), Hartford, CT. PHLVIC is not authorized to conduct business in NY and ME. PLAC is not authorized to conduct business in CA, GA, MA, ME, MN, NH, and NY and not authorized to conduct variable universal life insurance business in ID and LA.

Variable products distributed by 1851 Securities, Inc., One American Row, Hartford, CT, 06102.

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The discussion of our financial results contained in this notice has been prepared by management and represents management’s current assessment of the results, which have not been audited or reviewed by our independent registered public accounting firm.

What This Means To You

We know it is important for you to understand how these events may affect you. These errors are not expected to have any material effect on our ability to perform our obligations to you under your contract.

We prepare our financial statements both in accordance with statutory accounting principles, as required by our state insurance regulators, as well as GAAP. The errors described above are not expected to have a material impact on our statutory financial results for any of the periods noted. These errors are also not expected to have a material impact on the calculation of our risk-based capital, which is based on a formula developed by the National Association of Insurance Commissioners (“NAIC”) to measure the minimum amount of capital that an insurance company needs to support its overall business operations.

Any guarantees we provide under your contract, such as those associated with interest crediting, death benefit options, lifetime withdrawal benefits, and any guarantees provided by rider, are paid from our general account. Any amounts that we are obligated to pay under your contract from our general account are subject to our financial strength and claims-paying ability. Amounts you allocate to the variable investment options available through your contract are held in a separate account established for the benefit of contract owners. The separate account is not part of our general account, and the financial statements of the separate account are not affected by the errors described in this notice.

Ongoing Contract Transactions

You may continue to make transactions according to the terms of your contract and prospectus, including:

•	making additional premium payments into your contract (if otherwise permitted);
•	transferring or reallocating your contract value among investment options;
•	taking policy loans (if offered); and
•	any other transactions offered under your contract.

We encourage you to contact us at 1-800-541-0171 if you have any questions about making transactions under your contract.

Where to Get More Information

We file registration statements and other information with the SEC. This information is available free of charge by contacting Phoenix Life Insurance Company at: Investor Relations, One American Row, P.O. Box 5056, Hartford, CT 06102-5056 or by telephone at 860-403-7100. The SEC maintains a website at www.sec.gov where such information is available without charge upon written or oral request.

This notice should be retained with your prospectus for future reference. If you have any questions, please contact us at 1-800-541-0171.

Insurance and annuities issued by Phoenix Life Insurance Company, East Greenbush, NY, PHL Variable Insurance Company (PHLVIC), Hartford, CT and Phoenix Life and Annuity Company (PLAC), Hartford, CT. PHLVIC is not authorized to conduct business in NY and ME. PLAC is not authorized to conduct business in CA, GA, MA, ME, MN, NH, and NY and not authorized to conduct variable universal life insurance business in ID and LA.

Variable products distributed by 1851 Securities, Inc., One American Row, Hartford, CT, 06102.

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This notice may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. We intend these forward-looking statements to be covered by the safe harbor provisions of the federal securities laws relating to forward-looking statements. These forward-looking statements include statements relating to trends in, or representing management’s beliefs about, future developments affecting us and our future transactions, strategies, operations and financial results, and often contain words such as “will,” “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “is targeting,” “may,” “should” and other similar words or expressions. Forward-looking statements are made based upon management’s current expectations and beliefs concerning trends and future developments and their potential effects on us. They are not guarantees of future developments or performance. Actual developments and our actual business, financial condition or results of operations may differ materially from those suggested by forward-looking statements as a result of risks and uncertainties which include, among others, those risks and uncertainties described in any of our other filings with the SEC and the risk that we may be unable to complete and make available our restated financial results in the anticipated time frame. We do not undertake or plan to update or revise forward-looking statements to reflect actual developments, results, changes in plans, assumptions, estimates or projections, or other circumstances occurring after the date of this notice, even if such results, changes or circumstances make it clear that any forward-looking information will not be realized. If we make any future public statements or disclosures which modify or impact any of the forward-looking statements contained in or accompanying this notice, such statements or disclosures will be deemed to modify or supersede such statements in this notice to the extent incorporated by reference herein.

Insurance and annuities issued by Phoenix Life Insurance Company, East Greenbush, NY, PHL Variable Insurance Company (PHLVIC), Hartford, CT and Phoenix Life and Annuity Company (PLAC), Hartford, CT. PHLVIC is not authorized to conduct business in NY and ME. PLAC is not authorized to conduct business in CA, GA, MA, ME, MN, NH, and NY and not authorized to conduct variable universal life insurance business in ID and LA.

Variable products distributed by 1851 Securities, Inc., One American Row, Hartford, CT, 06102

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